Exhibit 99.5

J B S E N DS 1 Q 24 WITH U S $1 . 3 B ILLI O N IN EB IT D A AN D N E T PR O F IT O F U S $ 3 32 MILLI O N São Paulo, May 14, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 1Q24 results. The comments made herein are in US dollars, in accordance with international accounting standards (IFRS), unless otherwise specified. E a rnings Release JBS ( JB S S 3) Pr i c e o n 05 . 14 . 2024 R$25.15 Ma rk e t V a lu e on 05.14.2024 R $ 5 5 . 8 B i l l i o n T ot a l S ha res : 2,218,116,370 IR C on t a c t Gui l he rme C a v al c a n t i C h r i s t i a n e A ss i s P e dro Bu e n o F e l i pe Br i n do V i t o r F i g u e i ra A ma n da Har umi r i _ i r @j b s. com. b r 1 Q 2 4 HI G HLIG H TS ( US $) N et Sa l e s : US $18 . 0 bn ( + 7 . 9 % y / y ) Adj u ste d EBIT D A : US $1 . 3 bn ( + 21 2 % y / y ) Adjusted EBITDA Margin: 7.2% (+4.7 p.p. y/y) N et pro f i t : US $33 2 . 3 mn O PERATI O N A L AN D F INA N C IAL H IGH LIG H TS JBS B E E F N O RT H A M ER I C A Ne t Sal e s : U S$ 5 . 6 b n ( + 6 % y / y ) Adjust e d EB I T D A : U S $ - 9 . 8 mn EB I T D A Ma r g i n : - 0 . 2% ( - 0 . 6 p . p . y / y ) JBS AUSTRA L IA Ne t Sal e s : U S $1 . 4 b n ( + 4 % y / y ) Adjust e d EB I T D A : U S $124 mn EB I T D A Ma r g i n : 8 . 6% ( + 8 . 8 p . p . y / y ) JBS US A P O RK Ne t Sal e s : U S $1 . 9 b n ( + 6 % y / y ) Adjust e d EB I T D A : U S $313 m n ( + 603 % y / y ) EB I T D A Ma r g i n : 1 6 . 4% ( + 13 . 9 p . p . y / y ) PPC Ne t Sa l e s : U S $4 . 4 b n ( + 5 % y / y ) Adjusted EBITDA: US$501 mn (+86% y/y) EB I T D A Ma r g i n : 11 . 5% ( + 5 p . p . y / y ) SEARA Ne t Sa l e s : U S $2 . 1 b n ( + 5 % y / y ) Adjusted EBITDA: US$241 mn (+751% y/y) EB I T D A Ma r g i n : 11 . 6% ( + 10 . 1 p . p . y / y ) JBS B RA S IL Ne t Sa l e s : U S $2 . 9 b n ( + 22 % y / y ) Adjusted EBITDA: US$130 mn (+128% y/y) EB I T D A Ma r g i n : 4 . 5% ( + 2 . 1 p . p . y / y ) C O NS O LID ATED • JBS announced that it will invest R $ 150 million to double its production at the Campo Grande unit, in Mato Grosso do Sul, transforming it into the largest beef plant in Latin America and one of JBS's three largest worldwide . • The Company announced an investment of US $ 50 million to improve quality and productivity at its beef plant in Dinmore, Australia .

MESSAGE FROM T H E C EO G i l b e rto To m a zo n i , G l ob a l C EO J B S 2 JBS’ solid first quarter results reinforce that we are on the path to recovery as indicated in previous periods . In this first quarter of 2024 , we added nearly 2 percentage points to our consolidated EBITDA margin compared to the fourth quarter of 2023 , and almost 5 points compared to the first quarter of 2023 , achieving a margin of 7 . 2 % for the period . As a result of improvements implemented throughout 2023 , Seara stands out in the quarter . A focus on operational excellence is reflected in significant business margin improvement -- jumping from 6 . 4 % in the fourth quarter of 2023 to 11 . 6 % in the first quarter of 2024 . The closing of some operational gaps, the normalization of grain costs, and the growth in volume in the domestic market reinforce promising prospects for Seara this year . We maintain our focus on identifying consumer preferences and capturing operational opportunities . The focus on key customers, brand growth, and consolidation of the business in Europe, along with the pursuit of operational excellence, are reflected in Pilgrim’s strong performance . Business margins saw a significant increase, jumping from 6 . 5 % in the first quarter of 2023 to 11 . 5 % in the first quarter of 2024 . US Pork's margin similarly increased from 2 . 5 % to 16 . 4 % over the same period . Both the poultry and pork businesses are benefiting from the reduction of grain prices, as well as the rebalancing of supply and demand . The strength of our results once again highlights the importance of our geographical and protein diversification . In a traditionally weaker quarter for the global protein industry, the beef businesses in Brazil and Australia captured cattle cycle highs in both countries, while US Beef continues to experience weaker margins due to where we are in the region’s cattle cycle and seasonal conditions, as previously noted . We achieved Net Profit of US $ 332 . 3 million for the period, with Net Revenue of US $ 18 billion and adjusted EBITDA of US $ 1 . 3 billion . Our priority remains deleveraging : the leverage ratio decreased from 4 . 42 in dollars in the fourth quarter of 2023 to 3 . 66 in dollars in the first quarter of 2024 . The results from this quarter emphasize our confidence in JBS's long - term strategy, focused on expanding our global multiprotein platform and consolidating our portfolio of strong brands and value - added products . In this regard, we have made various investments over the past few years that will begin to yield results . In Brazil, we will open a new in natura pork plant and a prepared foods plant this year at the Dourados industrial complex in Mato Grosso do Sul . We also announced in April that we will double the capacity of our Campo Grande beef facility in the same state -- one of the recently approved China export facilities . In Jeddah, Saudi Arabia, we are finalizing our third halal value - added products facility . And in San Sebastián, Spain, we will begin operations at the Bio Tech Foods cultivated protein plant . We remain focused on what we can control, to become increasingly competitive in each market where we operate . For this reason, we have an absolute focus on our operations, cost management, productivity increases, portfolio optimization, and price -- regardless of geography and economic fluctuations . We are confident that the strength of our platform, combined with our financial performance, and our commitment to excellence and innovation, will allow JBS to continue its growth trajectory, generating value for our stakeholders and the communities in which we operate .

F R E E C A SH F L OW - $62 5 .4 M n - 280 332 - 625 - 1,284 1Q23 1Q24 CONSOLI D A T E D HIGH L IGHTS No t e : g r a p h s i n mi ll i o n s . N ET RE VENUE $18.0Bn ADJ USTED E B I TDA $1.3Bn 1Q23 1Q24 N E T P RO F IT $33 2 .3 M n 3 16,687 17,999 1Q23 1Q24 416 1,298 2. 5% 7. 2% 1 Q 23 1 Q 24

NET R E V E N U E A DJUS T E D EBITDA In 1Q24, JBS recorded a consolidated net revenue of US$18.0 billion, which represents an increase of 8% compared to 1Q23. During the period, around 76% of JBS' global sales were in the domestic markets in which the C o m p a ny o p e r a t e s a nd 24 % w ere e xpo r t s . In the last 12 months, net revenue reached US$74.2 billion. In 1 Q 24 , adjusted EBITDA reached US $ 1 . 3 billion, a growth of 212 % y/y, while the EBITDA margin reached 7 . 2% , an increase of 470 basis points compared to the previous year . 1 Q 23 was marked by a period of many challenges, imbalance between supply and demand, persistent inflation in several regions, high input costs, among others . In addition to the strength of the Company's global platform, over the past year several actions were implemented, focusing on people and operational excellence . Thus, the 1 Q 24 results prove the recovery of results in all business units, with the exception of JBS Beef North America, which is facing a challenging cattle cycle . In the last 12 months, adjusted EBITDA reached U $ 4 . 3 billion, with an adjusted EBITDA margin of 5 . 8% . CONSOLI D A T E D HIGH L IGHTS ∆ % ∆ % U S $ M i lli on US$ % N R US$ % N R 1 Q 2 4 vs 4 Q 2 3 US$ % N R 1 Q 2 4 vs 1 Q 2 3 100.0% 74,229.6 7.9% 100.0% 16,687.2 - 7.5% 100.0% 19,449.1 100.0% 17,998.7 Net R evenue - 88.1% (65,369.9) 2.8% - 91.2% (15,221.5) - 9.1% - 88.5% (17,209.3) - 86.9% (15,640.4) C ost of G oo d s S o l d 11.9% 8,859.7 60.9% 8.8% 1,465.8 5.3% 11.5% 2,239.8 13.1% 2,358.3 Gr os s Pr o fit - 6.2% (4,587.7) - 0.6% - 6.7% (1,111.8) - 8.4% - 6.2% (1,206.7) - 6.1% (1,105.1) S elli ng E x p e ns e s - 3.1% (2,329.9) 2.9% - 3.1% (514.2) - 23.8% - 3.6% (694.5) - 2.9% (529.0) Ge n er a l a nd A d m . E x p e ns e s - 1.9% (1,403.0) 16.6% - 1.8% (299.2) 2.4% - 1.8% (340.5) - 1.9% (348.7) Net Financial Income (expense) 0.0% 0.2 - 0.0% 2.8 - 0.0% (0.3) 0.0% (6.5) E q u i t y i n e a r n i n g s of s u b s i d i a rie s 0.0% (17.8) - 0.3% 42.9 - 0.1% 19.9 0.0% (1.3) O t h e r I n c o m e ( ex p e ns e ) 0.7% 521.6 - - 2.5% (413.7) - 0.1% 17.7 2.0% 367.6 Pr o fit (l oss ) bef o re t ax es 0.0% (13.3) - 0.8% 138.5 - 0.1% 24.2 0.0% (2.8) Income and social contribution taxes - 0.1% (95.2) - 0.0% (4.4) 28.6% - 0.1% (25.3) - 0.2% (32.5) M i no ri t y i n t ere st 0.6% 413.1 - - 1.7% (279.6) - 0.1% 16.7 1.8% 332.3 Net I n c o me (L oss ) 5.8% 4,339.6 - 2.5% 416.3 26.0% 5.3% 1,030.5 7.2% 1,298.0 Adju s ted EB I T D A 0.19 - (0.13) - 0.01 0.15 E a rnin g s per Sh a re 1 Q 2 4 4 Q 2 3 1 Q 2 3 L T M 1 Q 2 4 US$ % N R L T M 1 ∆ % 1Q23 ∆ % 4Q23 1Q24 U S $ M illi o n - (275.2) - 42.0 364.9 Net income for the period (including minority interest) 299 2.4% 340.5 348.7 F i n a n c i al i n co m e ( e x p e ns e), n et - (24.2) 2.8 C urr e n t a n d d eferr e d i n co m e ta x es 577.3 544.5 D e p r e c i at i on a n d a m ort i z at i on E q u i t y i n s u b s i d i a r i e s 6 . 5 ( = ) E B I T D A O t h er i n co m e / e x p e n s e s Reestructuring A ss e t I m p a i r m e n t A n t i trus t Ag r e e m e n ts D o n a t i o n s a n d ( = ) A * Value Net of PIS/COFINS 4

N E T F INA N C I A L RESULT In 1Q24, net debt financial expense was US$273 million. NET R E S U L TS In1Q24, JBS recorded a net profit of US$332 million C A SH F L OW F R OM OPERATING A C TIV IT I E S A N D F R E E C A SH F L OW In 1 Q 24 , cash flow from operating activities was US $ 25 million, versus a negative cash flow from operating activities of US $ 586 million in 1 Q 23 , this evolution is explained by the improvement in operational performance in almost all business units . Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing was negative at US $ 625 million, an improvement of 51 % c o mp are d t o t h e s a me pe r i o d o f t h e pre v i o u s ye a r . It is worth mentioning that the first quarter of the year has, seasonally, the characteristic of consuming cash, due to the concentration of payments from cattle a nd h o g s u ppl i e r s , a nd re s t o c k i ng o f i nv en t o r i e s . N E T C A SH P R OV I D ED (U S E D ) B Y INV E ST I N G ACTIVITIES 5 In1Q24, the total value of cash flow from JBS' investment activities was US$273 million, with the main investment being the addition of fixed assets (CAPEX). CONSOLI D A T E D HIGH L IGHTS ¹Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest.

N E T D E B T BRIDGE Net Debt for the 1 Q 24 ended at US $ 15 . 9 billion, an increase of US $ 569 million compared to 4 Q 23 , a number in line with the quarter's cash consumption, given the seasonality for this period of the year . The cash from operating activities was mainly offset by : (i) Capex in the amount of US $ 284 million ; (ii) payment of net interest in the amount of US $ 260 million ; and (iii) US $ 106 million from commercial leasing . INDE B T E DNE S S JBS ended the quarter with US $ 3 . 5 billion in cash and US $ 3 . 3 billion available in revolving credit lines, without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 450 million at JBS Brasil . Thus, the Company's total availability is US $ 6 . 8 billion . At the end of quarter, net debt was US $ 15 . 9 billion, a decrease of approximately US $ 539 million when compared to the end of 1 Q 23 . JBS ended the quarter with its leverage in dollars at 3 . 66 x . (US$ million ) CONSOLI D A T E D HIGH L IGHTS Million US $ ∆ % 1Q23 ∆ % 4Q23 1Q24 5.9% 18,248.7 - 3.3% 19,999.1 19,333.0 Gro s s D e b t - 61.3% 1,975.1 - 14.4% 891.6 763.4 ( + ) S h o r t T e r m D e b t 0.0% 11% 4% 4% % o f the G r o s s D e b t 14.1% 16,273.6 - 2.8% 19,107.6 18,569.6 ( + ) L o ng T e r m D e b t 0.0% 89.2% 95.5% 96.1% % o f the G r o s s D e b t 88.0% 1,844.0 - 26.3% 4,702.0 3,467.1 ( - ) C a s h a nd E q u i v a l e nts - 3.3% 16,404.7 3.7% 15,297.2 15,865.9 N et D e b t 3.15x 4.42x 3.66x Leverage 3.66x 4.42x *Considering acquisitions, Cash Margin, non - cash items and Others. 6 (1,298)

BRL 13.4% 10.17 % p . a. USD² 86.6% 5.09 % p . a. Bonds 86% B a n ks 3% CRA 11% SOURCE B R E A K DOWN C U RR E N C Y & C OST BREAKDOWN D e bt Amo r tiz at i o n S c he du l e (U S $ Mi l l i o n)¹ C a sh a n d Eq u i va l e n t s R e vo l v i ng c re d i t f a c i l i t i e s U S D 2 . 9 bn i n t he U S R e vo l v i ng c re d i t facilities USD 450 m n i n Br a z i l A v e r a g e T e r m 11.1 yrs A v e r age Cost 5.78 % p. a . INDE B T E DNE S S ¹ Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil ² Includes debts in other currencies, such as Euros and Canadian Dollars CONSOLI D A T E D HIGH L IGHTS 3,467 763 20 15 1,085 1,099 706 1,804 1,890 2,912 2,997 2,109 208 427 2,413 883 8 86 2, 450 Cash and E qu i v alents Sho rt T e r m 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 to 2038 2039 to 2051 2052 2053 7

B U S I N E SS U N ITS – IF RS US$ B U S I N E SS U NIT S – U SG A A P U S$ BU S INE S S UNITS L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 Million N e t R e v e nue 23,617.7 6.0% 5,266.4 - 11.0% 6,272.9 5,581.1 JBS Beef North America US$ 6,260.7 3.7% 1,394.7 - 16.4% 1,730.1 1,446.4 JBS Australia US$ 7,816.0 5.7% 1,808.1 - 9.1% 2,102.2 1,910.3 JBS USA Pork US$ 17,558.5 4.7% 4,165.6 - 3.7% 4,528.3 4,361.9 Pilgrim's Pride US$ A d j u s t e d E B I T D A 46.8 - - 23.2 - - 141.2 11.4 JBS Beef North America US$ 537.4 - 18.5 - 23.2% 172.1 132.2 JBS Australia US$ 561.2 - 66.4 - 17.4% 188.3 155.6 JBS USA Pork US$ 1,254.1 - 151.9 20.2% 309.5 371.9 Pilgrim's Pride US$ A d j u s t e d E B I T D A M a r g i n 0.2% 0 . 6 p . p . - 0.4% 2 . 5 p . p . - 2.3% 0.2% JBS Beef North America % 8.6% 7 . 8 p . p . 1.3% - 0 . 8 p . p . 9.9% 9.1% JBS Australia % 7.2% 4 . 5 p . p . 3.7% - 0 . 8 p . p . 9.0% 8.1% JBS USA Pork % 7.1% 4 . 9 p . p . 3.6% 1 . 7 p . p . 6.8% 8.5% Pilgrim's Pride % M i lli o n 1 Q 2 4 4 Q 2 3 ∆ % 1 Q 2 3 ∆ % L T M 1 Q 2 N e t R e v e nu e 4,8% 1 . 988 , 5 - 1,3% 2 . 110 , 1 2.083,1 US$ Seara 22,4% 2 . 348 , 5 - 4,5% 3 . 009 , 0 2.873,9 US$ J B S B ra z i l 6 5 . 266 , 4 - 11,0% 6 . 272 , 9 5.581,1 US$ J B S Bee f N o rth A m e r i ca 1 . 394 , 7 - 16,4% 1 . 730 , 1 1.446,4 US$ J B S A ustra li a 1 . 808 , 1 - 9,1% 2 . 102 , 3 1.910,4 US$ J B S U S A P o rk 4.16 - 3,7% 4 . 524 , 6 4.358,1 US$ P ilg r i m 's P r i d e - 34,5% 251 , 3 164,6 US$ Others - - 551,2 - 418,8 US$ Eliminations - 7,5% 19 . 449 , 1 17.998,7 US$ Total A d j u s t e d E B I T DA 135 , 3 240,7 US$ Seara 176, 129,9 US$ J B S B ra z i l - - 9,8 US$ J B S Bee f N o rth A m e r i ca 124,0 US$ J B S A ustra li a 313,3 US$ J B S U S A P o rk 50 US$ P ilg r i m 's P r i d e US$ Others US$ Eliminations US$ Total A d j u s t e d E B I T DA Ma r g i n Seara J B S B ra z i l J B S B ee f N o rth A J B S A ustr a l i a J B S U S A P P i l g r i m Oth 8

In 1 Q 24 , Seara recorded a net revenue of US $ 2 . 1 billion, stable in reais in relation to the same period of the previous year, given that both prices and volumes also remained stable in the annual comparison . Therefore, the increase is explained by the impact of the 5 % appreciation in the average exchange rate . The significant increase of 10 percentage points in the EBITDA margin in 1 Q 24 in relation to 1 Q 23 is a consequence of the various actions implemented over the last year, which resulted in better operational indicators, in addition to lower grain costs, better balance of supply and demand, and of the ramp up process of new plants . Sales in the domestic market, which accounted for half of the unit's revenue in 1 Q 24 , totaled R $ 5 . 2 billion, 0 . 5 % higher than 1 Q 23 , given increases in volumes by 3 . 5% , and prices 2 . 9 % below in relation to 1 Q 23 . Despite being a seasonally weaker quarter in Brazil, the Company continued with its strategy of strengthening the Seara brand, obtaining good results in household penetration and repurchases . In the export market, net revenue in dollars reached US $ 1 billion, representing an increase of 4 % compared to 1 Q 23 , driven by a 7 % growth in average prices in dollars, as volumes were 3 % lower in the annual comparison . In the quarter, the price increase is the result of a better balance in supply and demand for chicken in the international market . As mentioned in the last earnings release, the results for 2023 were below expectations . With the problems identified, focus on people management as well as discipline in executing the action plan to capture opportunities, it was already possible to return to double - digit profitability in a seasonally weaker quarter - despite the results presented still being below potential . Therefore, the outlook for 2024 at Seara remains positive . S E A R A BU S INE S S UNITS 9

Note : On March 1 , 2020 , through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos . Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment . In 1 Q 24 , JBS Brasil recorded net revenue of US $ 2 . 9 billion (+ 22 % y/y), the increase is a consequence of higher volumes sold . In the domestic market, revenue in the in natura beef category grew 11 % y/y in 1 Q 24 , as a result of the higher volumes sold in the period . This growth is mainly attributed to the favorable cattle cycle, resulting in greater availability of animals for processing . During the period, the Company maintained its focus on commercial execution, increasing and improving the level of service with partners in the Friboi+ program, bringing the Friboi and Swift brands closer to consumers and improving the supply of products with greater added value . In the export market, in natura beef revenue grew by 60 % y/y in 1 Q 24 , as a result of strong volume growth in the period . In 1 Q 23 , the self - embargo on beef exports to China following the confirmation of an atypical case of bovine spongiform encephalopathy (BSE) negatively impacted prices and volumes . Thus, the annual comparison ended up benefiting from the resumption of exports to the Chinese market . It is worth noting that in 1 Q 24 the Company obtained another 10 new licenses to export beef to China, totaling 18 plants . EBITDA totaled US $ 130 million, with an EBITDA margin of 4 . 5 % in 1 Q 24 . It is worth mentioning that the profitability of this business also benefited from a lower price of purchasing cattle . According to data published by CEPEA - ESALQ, the price of live cattle during the quarter was approximately R $ 240 /at ( - 16 % y/y) . J B S B R A S I L BU S INE S S UNITS L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ I F RS - U S $ Mi lli on 100.0% 11,666.6 22.4% 100.0% 2,348.5 - 4.5% 100.0% 3,009.0 100.0% 2,873.9 N e t R e v e nue - 84% (9,846.6) 20.6% - 87% (2,041.4) - 0.9% - 83% (2,483.7) - 86% (2,461.0) C o s t of G oo d s So l d 16% 1,820.0 34.4% 307.1 13% - 21.4% 17% 525.3 14% 412.9 G ro s s P rof i t 4.7% 542.0 - 2.4% 57.1 - 26.4% 5.9% 176.4 4.5% 129.9 A d j u st e d E B I T D A 10

J B S B EE F N O RT H A M E R ICA In IFRS and US $ , net revenue in 1 Q 24 was US $ 5 . 6 billion, an increase of 6 % compared to 1 Q 23 , with a negative adjusted EBITDA of US $ 9 . 8 million and a negative EBITDA margin of 0 . 2% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In US GAAP and US $ , net revenue was US $ 5 . 6 billion in 1 Q 24 , an increase of 6 % compared to 1 Q 23 and adjusted EBITDA was US $ 11 . 4 million, with a margin of 0 . 2% . In the quarter, beef margins in North America continued to be pressured by the cattle cycle, especially in a seasonally weaker quarter . According to data released by the USDA, live cattle prices remained at high levels, growing 12 % y/y in 1 Q 24 . Therefore, as the price of cattle represents approximately 85 % of the cost of the product sold, and the growth in costs was higher than the growth in the cutout (+ 8 % y/y), profitability came under pressure in the period . In the 1 Q 24 , US beef export sales rose 6 % y/y, according to the USDA, due to price increases mainly to Asian countries . The top 3 US destinations continue to be South Korea, China and Japan . In the first quarter of last year, we faced several internal challenges, in addition to the turnaround in the cattle cycle in the USA, which negatively impacted the number of animals available for slaughter . Thus, throughout 2023 , several actions were taken to improve profitability, such as adjustments in the commercial department, implementation of projects aimed at operational improvement, optimization of the product mix, among other initiatives . All of these implemented actions will be fundamental to face a year that will continue to be challenging . ¹The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are BU S INE S S UNITS marked to market. Volume and price calculations do not consider the impact of acquisitions. 11

J B S A U ST R A L IA Considering the results in IFRS and US $ , net revenue for 1 Q 24 was US $ 1 . 5 billion (+ 4 % y/y) . Adjusted EBITDA was US $ 124 million for 1 Q 24 , with an EBITDA margin of 8 . 6% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In US GAAP and US $ , net revenue was US $ 1 . 4 billion (+ 4 % y/y) for 1 Q 24 , with 11 % increase in volumes sold, but partially offset by lower average prices . Adjusted EBITDA was US $ 132 . 2 million for 1 Q 24 , with an EBITDA margin of 9 . 1% . Sales in the beef business grew 18 % compared to 1 Q 23 , due to the growth in volumes in both the domestic and export markets . The improvement in EBITDA margin is a reflection of lower cattle prices, given the greater availability of animals due to the more favorable cycle . According to MLA (Meat & Livestock Australia), the price of cattle in Australia fell 22 % y/y in 1 Q 24 . In 1 Q 24 , the aquaculture business recorded a decrease in net revenue due to lower volumes sold, as the warmer summer and water temperatures impacted the volumes harvested . Net revenue from the pork business remained stable compared to the same period last year . However, the improvement in profitability is the result of gains in operational efficiency . Primo, the prepared foods unit, recorded an increase in average prices in the quarter, offset by lower volumes sold, but recorded an increase in EBITDA margin compared to the same period last year, despite continued inflationary pressures . ¹The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. BU S INE S S UNITS Volume and price calculations do not consider the impact of acquisitions. 12

J B S U SA P O R K ¹The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1 Q 19 and different accounting criteria . In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost . Volume and price calculations do not consider the In IFRS and reais, in 1 Q 24 , net revenue was US $ 1 . 9 billion, an increase of 6 % compared to 1 Q 23 and adjusted EBITDA was US $ 313 million, with a margin of 16 . 4% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In USGAAP and US $ , net revenue was US $ 1 . 9 billion, an increase of 6 % compared to 1 Q 23 , due to the 8 % increase in average prices . Adjusted EBITDA totaled US $ 155 . 6 million in 1 Q 24 , with a margin of 8 . 1% . The main difference this quarter between EBITDA in USGAAP and IFRS was due to the impact of accounting biological assets at market value in IFRS and average cost in USGAAP . In the domestic market, 1 Q 24 was marked by growth in average wholesale prices (cutout), a reflection of greater demand resulting from the shift in consumption from beef to pork due to the increase in the price of beef in the United States . In the international market, USDA data for the year indicates an increase in pork exports by 11% , especially to Mexico, South Korea and Colombia . In addition to the improvement in commercial dynamics, profitability in the quarter was positively impacted by : (i) lower average grain costs in 1 Q 24 ( - 34 % y/y) ; (ii) reduction in the average lean hog price in 1 Q 24 ( - 14 % y/y) ; and (iii) continuous efforts aimed at expanding the value - added portfolio, in addition to improving commercial, operational and logistical execution . BU S INE S S UNITS L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ I F RS - U S $ Mi lli on 100.0% 7,816.0 5.7% 100.0% 1,808.1 - 9.1% 100.0% 2,102.2 100.0% 1,910.3 N e t R e v e nue - 84% (6,579.3) - 9.0% - 90% (1,635.8) - 17.0% - 85% (1,794.7) - 78% (1,488.9) C o s t of G oo d s So l d 16% 1,236.7 - 172.3 10% 37.0% 15% 307.6 22% 421.4 G ro s s P rof i t 10.2% 795.6 - 2.5% 44.6 60.5% 9.3% 195.2 16.4% 313.3 A d j u st e d E B I T D A i mp a ct of a c q ui si t i o n s . 13

P I L GRI M’S P R I D E C O R P O R A TIO N ¹A diferença no EBITDA entre os resultados em IFRS e USGAAP da PPC, além do câmbio, se deve aos impactos da adoção do IFRS 16 a partir do 1 T 19 e a critérios diferentes de contabilização da amortização das aves matrizes : em IFRS, a amortização do ativo biológico, por seu caráter de mais longo prazo, é considerada uma despesa passível de ajuste no EBITDA, enquanto em USGAAP a amortização do ativo biológico é contabilizada Considering the results in IFRS and US $ , PPC presented net revenue of US $ 4 . 4 billion in 1 Q 24 , an increase of 5 % compared to the same period of the previous year, and adjusted EBITDA of US $ 500 million, with an EBITDA margin of 11 . 5% . These results include the impact of the 5 % appreciation in the average exchange rate, which went from R $ 5 . 19 in 1 Q 23 to R $ 4 . 95 in 1 Q 24 . In US GAAP and US $ , PPC's net revenue in 1 Q 24 was US $ 4 . 4 billion, 5 % higher than 1 Q 23 , and adjusted EBITDA was US $ 371 . 9 million with a margin of 8 . 5% . The first quarter was benefitted by the strategy already implemented, allowing the Company to grow ahead of the market together with key customers . Similarly, the portfolio of branded products continued to expand and contribute to the diversification of the portfolio . These efforts, combined with the intense focus on operational excellence, resulted in increased profitability in the period . In the United States, in 1 Q 24 , profitability continued to improve, mainly due to greater operational efficiencies in chicken cuts used as raw material (Big Bird), the improvement in industry fundamentals and the continuous increase in partnerships with key customers . Furthermore, the prepared products category has also evolved, with significant growth in both the retail and food service channels, further expanding the offer of branded value - added products . During the quarter, the improvement in results in Mexico is explained by the balance of supply and demand in in natura products, an increase in partnerships with key customers and a greater offer of branded products . In Europe, still facing a challenging macroeconomic scenario, the good results are a consequence of the optimization of assets in the region, from industrial facilities to support activities . Furthermore, all efforts to increase partnerships with key customers, increasing portfolio diversification through branded products and operational excellence also contribute to solidifying results in the region . BU S INE S S UNITS L T M 1 Q 2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ I F RS - U S $ Mi lli on 100.0% 17,543.9 4.7% 100.0% 4,162.1 - 3.7% 100.0% 4,524.6 100.0% 4,358.1 N e t R e v e nue - 87% (15,322.1) - 0.4% - 91% (3,777.0) - 5.0% - 88% (3,961.6) - 86% (3,762.5) C o s t of G oo d s So l d 13% 2,221.8 54.6% 385.1 9% 5.8% 12% 563.0 14% 595.6 G ro s s P rof i t 10.1% 1,768.0 86.3% 6.5% 268.7 13.2% 9.8% 442.2 11.5% 500.6 A d j u st e d E B I T D A no Custo do Produto Vendido e não é ajustada no EBITDA. 14

57 136 99 176 130 2.4% 4.5% EBI TD A ( m il l i on s ) a n d % EBI TD A 5.9% 4.8% 3.4% 1Q23 2Q23 3Q23 4Q23 1Q24 28 85 116 135 1 . 4% 5.5% 4.1% 6.4% 241 11.6% 1Q23 2Q23 3Q23 4Q23 1Q24 2 . 3 2 . 8 3.0 3 . 0 2.9 1Q23 2Q23 3Q23 4Q23 1Q24 J B S B r a s il ( I F R S - U S $) 2 . 0 2 . 1 2 . 1 2 . 1 2.1 1Q23 2Q23 3Q23 4Q23 1Q24 S e a r a ( I FR S - U S $) 152 249 324 310 372 3.6% 5.8% 7.4% 6.8% 8.5% 1Q23 2Q23 3Q23 4Q23 1Q24 4 . 2 4 . 3 4 . 4 4 . 5 4.4 1Q23 2Q23 3Q23 4Q23 1Q24 P il g ri m' s P ri d e ( U S G AA P - U S $) JBS U S A P ork ( U S G AA P - U S $) 66 27 190 188 156 3 . 7% 1 . 5% 9.4% 9.0% 8 . 1% 1Q23 2Q23 3Q23 4Q23 1Q24 1 . 8 1 . 8 2 . 0 2 . 1 1.9 1Q23 2Q23 3Q23 4Q23 1Q24 1 . 4 1 . 5 1 . 6 1 . 7 1.4 1Q23 2Q23 3Q23 4Q23 1Q24 JBS A u st r a li a ( U S G AA P - U S $) - 23 - 141 83 93 11 - 0.4% 1.4% 1.6% - 2.3% 0.2% 1Q23 2Q23 3Q23 4Q23 1Q24 5 . 3 5 . 8 6 . 0 6 . 3 5.6 1Q23 2Q23 3Q23 4Q23 1Q24 JBS B ee f N ort h A m e ri c a ( U S G AA P - U S $) 19 130 104 172 132 1 . 3% 8.6% 6.6% 9.9% 9.1% 1Q23 2Q23 3Q23 4Q23 1Q24 16 . 7 18 . 1 18 . 7 19 . 4 18.0 1Q23 2Q23 3Q23 4Q23 1Q24 903 416 1,298 1,108 1,030 2.5% 5 . 0% 5.9% 5.3% 7.2% 1Q23 2Q23 3Q23 4Q23 1Q24 BU S INE S S UNITS Ne t Rev e n ue ( b il l i on s ) Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a nd % EBI TD A Ne t Rev e n ue ( b il l i on s ) EBI TD A ( millio n s ) a n d % EBI TD A Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A C o n s o lidat ed ( I F R S - U S $) Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A 15

USA 13.7% A f r i c a & Middle East 13.0% E.U. 8.9% Ja p an 8.9% S o ut h K o re a 8 . 2 % O t h e rs 25.7% US$ 3 . 9 B i ll i on No te 1 C o ns i d e r s C h i na a n d H o ng K o ng +16.3% 1Q23 Gr eat C h i n a ¹ 21.6% G R A P H IC 1 | J B S E X PO R T S I N 1 Q 24 A N D 1 Q 23 TABL E 1 | C A P E X T A BLE 2 | C OGS B R E A K DOWN A T T A C H E D T A B L E S A N D GRA P HI C S L T M 1Q2 4 ∆ % 1Q23 ∆ % 4Q23 1Q24 % C A P E X US$ YoY % C A P E X US$ QoQ % C A P E X US$ % C A P E X US$ U S $ Mi lli on 100.0% 1,455.5 - 25.8% 100.0% 330.8 13.5% 100.0% 401.9 100.0% 284.1 To t al C a p e x 679.0 47% - 36.4% 182.2 55% 0.2% 45% 179.2 45% 128.0 E x p a ns i on a n d M o d er n i z at i on 776.5 53% - 12.0% 148.5 45% 29.9% 55% 222.7 55% 156.1 Maintenance PPC J BS U S A P o r k J BS A u st r a li a J BS Beef North A m e r i c a Seara J BS B r a z i l Consolidated 1 Q 24 ( % ) 51.0% 68.6% 73.5% 84.8% 66.5% 87.1% 74.2% R a w m a t e r i a l (li v e s t o c k ) 32.0% 15.0% 8.9% 12.3% 21.0% 7.5% 16.6% P ro c e ss i n g (i n c lu d i n g i n g r e d i e n t s an d p a c k a g i n g ) 17.0% 16.5% 17.6% 2.9% 12.5% 5.4% 9.2% L a b o r C o s t Gr eat C h i n a ¹ 21.7% 16 Africa & M i dd l e Ea st 16.3% USA 13.7% S o u t h K o re a 8 . 7 % Ja p an 7.9% M e x i c o 6.3% O t h e rs 25.4% US$ 4.5 B i l l i on 1Q24

FINA N CIAL STA T E M E N T S 17 B A L A N C E SHE E T Consolidated I n m illio n o f A m e r i c a n D oll a r s - U S $ 12/31/23 03/31/24 Cu rr e n t A s s e t s 4,570 3,298 C a s h a nd c a s h e q u i v a l e nts 132 169 Ma r g i n c a s h 3,391 3,338 T r a d e a cc o u nts r e c e i v a b l e 5,101 5,245 Inventories 1,712 1,719 B i o l o g i c a l a ss e ts 919 892 R e c o v e r a b l e t a x e s 88 43 Derivative assets 323 328 O th e r c u rr e nt a ss e ts 16,236 15,032 T O T A L C U RR E N T A SS E TS 12/31/23 03/31/24 N o n - Cu rr e n t A s s e t s 1,744 1,748 R e c o v e r a b l e t a x e s 531 517 B i o l o g i c a l a ss e ts 119 117 R e l a t e d p a r ty r e c e i v a b l e s 775 750 D e f e rr e d i n c o m e t a x e s 82 51 Derivative assets 319 325 O th e r n o n - c u rr e nt a ss e ts 3,570 3,508 57 46 I n v e s t m e nts i n e q u i t y - a cc o u nt e d i n v e s t e e s 12,918 12,712 P r o p e r t y , p l a nt a nd e q u i pm e nt 1,706 1,689 R i g ht o f u s e a ss e t 1,986 1,928 I nt a n g i b l e a ss e ts 6,105 5,980 Goodwill 26,342 25,863 T O T A L N O N - C U RR E N T A SS E TS 42,578 40,895 T O T A L A SS E TS

FINA N CIAL STA T E M E N T S B A L A N C E SHE E T Consolidated I n m illi o n o f A m e r i c a n D o ll a r s - U S $ 12/31/23 03/31/24 Cu rr e n t L i a b ili t i es 5,257 4,596 T r a d e a cc o u nts p a y a b l e 948 943 S u pp l y ch a i n f i n a nce 892 763 L o a ns a nd f i n a nc i ng 83 105 I nc o m e t a x e s 144 137 O th e r t a x e s p a y a b l e 1,297 1,209 P a y r o l l a nd s o c i a l ch a r g e s 353 347 L e a se li a b ili t i e s 0 0 Divi d e n d s p a y a b l e 197 202 P r o vi s i o ns f o r l e g a l p r o c ee d i n g s 144 92 D e riv a t iv e li a b ili t i e s 581 537 O th e r c u rr e nt li a b ili t i e s 9,897 8,933 T O T A L C U RR E N T L I A B I L I T I E S 12/31/23 03/31/24 N o n - Cu rr e n t L i a b ili t i es 19,108 18,570 L o a ns a nd f i n a nc i ng 94 90 I nc o m e a nd o th e r t a x e s p a y a b l e 491 462 P a y r o l l a nd s o c i a l ch a r g e s 1,489 1,477 L e a se li a b ili t i e s 1,360 1,325 D e f e rr e d i nc o m e t a x e s 316 304 P r o vi s i o n f o r l e g a l p r o c ee d i n g s 116 109 O th e r n o n - c u rr e nt li a b ili t i e s 22,973 22,337 T O T A L N O N - C U RR E N T L I A B I L I T I E S 12/31/23 03/31/24 Equity 13,178 13,178 S h a r e c a p i t a l - c o mm o n sh a r e s (186) (182) C a p i t a l r e s e rv e (36) (37) O th e r r e s e rv e s 3,624 3,624 P r o f i t r e s e rv e s (7,554) (8,021) Accumulated other comprehensive loss - 333 R e t a i n e d L o ss 9,025 8,895 Attributable to company shareholders 683 730 A tt r i b u t a b l e to n o n - c o n t r o lli n g i n te r est 9,708 9,625 T O T A L E Q U I TY 42,578 40,895 T O T A L L I A B I L I T I E S A N D E Q U I TY 18

FINA N CIAL STA T E M E N T S IN C O M E ST A T E M E N T Statements of income for the three month period ended March 31, 2023 and 2024 Consolidated In million of American Dollars - US$ 1Q23 1Q24 16,687 17,999 N E T R E V E NU E (15,221) (15,640) C o st o f sa l e s 1,466 2,358 G RO S S P RO F I T (1,112) (1,105) S e lli ng e x p e ns e s (514) (529) Ge n e r a l a nd a d m i n i s t r a t i v e e x p e ns e s (39) (23) O th e r e x p e ns e s 82 21 O th e r i nc o m e (1,583) (1,635) N E T O PE R A T I N G E XP E N S E S (117) 723 O PE R A T I N G P RO F I T ( L O SS ) 122 168 F i n a nce i nc o m e (421) (517) F i n a nce e x p e nse (299) (349) N E T F I N A N C E E XP E N S E 3 (7) Share of profit of equity - accounted investees, net of tax (414) 368 P RO F I T ( L O SS ) B E F OR E T A X E S (7) (4) C u rr e nt i nc o m e t a x e s 145 1 D e f e rr e d i nc o m e t a x e s 138 (3) T O T A L I N CO M E T A X E S (275) 365 N E T I N CO M E ( L O SS ) A TT R I B U T A B L E T O : (280) 332 C o m p a ny sh a r e h o l d e r s 4 33 N o n - c o nt r o lli ng i nt e r e st (275) 365 (0.13) 0.15 Basic and diluted earnings (loss) per share - common shares (US$) 19

FINA N CIAL STA T E M E N T S C A SH F L OW ST A T E M E N T Consolidated I n m illio n o f A m e r i c a n D oll a r s - U S $ 1Q23 1Q24 C a s h fl o w (275) 365 N et I n c o m e ( loss ) A dj u st m e n ts f o r : 499 545 D e p r e c i a t i o n a nd a m o r t i z a t i o n 4 5 E x p e ct e d C r e d i t L o s s e s (3) 7 S h a r e o f p r o f i t o f e q u i t y - a cc o u nt e d i n v e s t ee s (11) (5) G a i n ( l o s s ) o n sa l e s o f a s s e ts (138) 3 T a x e x p e nse 299 349 N e t f i n a nce e x p e nse 1 5 S h a r e - b a s e d c o m p e nsat i o n 21 14 Provisions for legal proceedings 21 - Impairment of Goodwill and property, plant and equipment (2) (9) N e t r e a li z a b l e v a l u e i n v e nt o r y a d j u s t m e nts 87 (116) Fa i r v a l u e a d j u s t m e nt o f b i o l o g i c a l a s s e ts 14 5 DOJ (Department of Justice) and antitrust agreements 518 1,166 C han g es i n a ss ets an d li a b ili t i es: 200 47 T r a d e a cc o u nts r e c e i v a b l e (114) (221) Inventories (75) (66) R e c o v e r a b l e tax e s 37 (68) O th e r c u rr e nt a nd n o n - c u rr e nt a s s e ts (134) (63) B i o l o g i c a l a s s e ts (917) (632) Trade accounts payable and supply chain finance (13) (13) T a x e s p a i d i n i ns t a ll m e nts (78) (98) Other current and non - current liabilities (11) (28) I nc o m e tax e s p a i d - (0) DOJ and Antitrust agreements payment (1,103) (1,141) C han g es i n o p e r a t i n g a ss ets an d li a b ili t i es (586) 25 C a s h pr o v i d ed b y o p e r a t i n g a c t i v i t i ess (316) (327) I nt e r e st p a i d 55 68 I nt e r e st r e c e i v e d (847) (235) N et c a s h fl o w s pr o v i d ed b y o p e r a t i n g a c t i v i t i es Cash flow from investing activities (331) (284) P u r ch a s e s o f p r o p e r t y , p l a nt a nd e q u i p m e nt (2) (2) P u r ch a s e s a nd d i s p o sa l s o f i ntan g i b l e a s s e ts 14 12 Proceeds from sale of property, plant and equipment 1 (1) Acquisitions, net of cash acquired 1 3 D i v i d e n d s r e c e i v e d 0 0 R e l a t e d p a r ty t r a nsact i o ns 2 - Others (315) (273) Cash used in investing activities C a s h fl o w s f ro m fi nan c i n g a c t i v i t i es 987 70 P r o c ee d s f r o m l o a ns a nd f i n a nc i ng (495) (669) Pa y m e nts o f l o a ns a nd f i n a nc i ng (106) (106) Pa y m e nts o f l e a s i ng c o nt r a cts 17 (7) D e ri v a t i v e i ns tr u m e nts r e c e i v e d ( s e tt l e d ) (2) (1) D i v i d e n d s p a i d to n o n - c o nt r o lli ng i nt e r e st 7 13 Ma r g i n c a sh 408 (699) C a s h pr o v i d ed ( u se d i n ) fi nan c i n g a c t i v i t i es (9) 39 E ffe c t o f e xc han g e r a te c han g es o n c a s h an d c a s h e q u i va l e n ts (762) (1,168) Net change in cash and cash equivalents 2,526 4,466 Cash and cash equivalents at the beggining of period 1,765 3,298 C a s h an d c a s h e q u i va l e n ts a t t h e e n d o f p e r io d 20

D I SC L A I MER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict . 21